Mail Stop 03-05

      January 13, 2005


Via U.S. Mail

Robert E. Sigler
Chief Financial Officer
Universal Truckload Services, Inc.
11355 Stephens Road
Warren, MI  48089

Re: 	Universal Truckload Services, Inc.
	Form S-1, Amendment No. 1 filed on January 7, 2005
	File No. 333-120510

Dear Mr. Sigler,

      We have reviewed your filing and have the following accounting comments. Please note that the following are accounting comments only and legal comments on the above referenced amendment have been excluded from this letter. We will provide you with legal comments after we review your next amendment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments
General

1. Please update your financial statements and consent in accordance with Rule 3-12 of Regulation S-X in your next amendment.


Capitalization, page 23

2. Please supplementally provide us with your numerical computation of each of the balances in the table under the column titled "Pro
Forma."

Dilution, page 24

3. Please supplementally provide us with your numerical computation of pro forma net tangible book value as of October 2, 2004.

Unaudited Pro Forma Financial Information, page 27

4. We note your response to our previous comment 19, but still require further information regarding the fair value assessment of intangible assets acquired with the purchase of AFA. The glossary of
SFAS 141 defines the allocation period as ending when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. As such, please supplementally tell us what specific information you are waiting for that is barring the completion of the fair value assessment of the intangible assets acquired with the purchase of AFA.

Unaudited Pro Forma Combined Statement of Income, page 28

5. We note your response to our previous comment 20, but feel that your explanations need further revision, as described below.
Please
note that similar revisions should be made on both the interim period and year end pro forma explanations.

			Footnotes (a) and (b)
a. We note your response to our previous comment 20(a). It is still unclear from your explanations (a) and (b) how the adjustment of $1.276 was calculated. Please revise these explanations to include the compensation that is being eliminated so that the final adjustment amount may be recalculated from the explanation presented.
We may have further comments upon review of this information.

			Footnote (d)
b. We note the revisions made in response to our previous comment 20(c). Please explain to us how the value of $419,000 was calculated as it appears that additional indebtedness of $16.7 million at an effective annual rate of 3.79% over 39 weeks of a 52 week year would yield approximately $475,000 in interest expense. Similarly, it is unclear how the value of $495,000 was calculated given that additional indebtedness of $16.7 million at an effective annual rate of 3.79% for a full year would yield approximately $633,000 of interest expense. Please also add the weighted average effective rate over the period to your explanation, as this may clarify the calculation.

			Footnote (f)
c. Please provide the calculation of the number of shares issued for the portion of cash dividends payable in the front of the filing as well, including the calculation of the net income used. A cross-reference to this calculation should be presented via footnote wherever the pro forma shares or earnings per share are discussed. Please note this includes footnote (1) in the Selected Financial Data and the EPS footnote in the financial statements.

			Other
d. Please revise your presentation on the face of the pro forma statement of income to include the adjustment described in footnote
(g) and (h).

Unaudited Pro Forma Balance Sheet, page 35

6. We note your response to our previous comment 21, but feel that your explanations need further revision, as described below.

a. Based upon the historical financial statements included in the filing, the balances presented for NYP do not appear to constitute "actual" balances. Please revise your presentation to clearly indicate what they represent and how they were derived.

b. Please review your disclosure of this transaction throughout your filing as the values appear inconsistent in similar disclosure located elsewhere in the document.

c. It is unclear how adjustment (c) affects the change in balance to your line of credit. It appears this adjustment should only consist of the $500,000 used to pay a portion of the cash dividend described in footnote (a) and the incurrence of $1.575 million of indebtedness incurred in the NYP acquisition.

			Footnote (i)
d. Please revise footnote (i) on page 35 to include the maturity dates of the debt being repaid with offering proceeds.

			Other
e. Please add the appropriate footnoted explanations to the
$(30,253)
adjustment to equity.




Financial Statements of Universal Truckload Services as of
December
31, 2003
Consolidated Statements of Income, page F-5

7. We note that you will revise your presentation to present pro forma earnings per share for the latest fiscal year and interim period in accordance with SAB topic 1B3.

Financial Statements of Universal Truckload Services as of October
2,
2004
Consolidated Balance Sheets, page F-22

8. Please include a discussion of the pro forma adjustments in the notes to your interim unaudited financial statements.

(10) Subsequent Events, Acquisition of NYP & Associates, page F-31

9. Please revise your disclosure to indicate how you will record for any additional cash consideration paid pursuant to the NYP purchase agreement. If you will employ the former owners, please supplementally address the individual factors discussed in EITF 98-5.
Tell us how these factors support your proposed accounting.

(10) Subsequent Events, Dividends, page F-32

10. According to page 22, CenTra has the right to purchase the Dearborn property for $11.6 million, plus the cost of any future improvements you make to the property. Tell us, and revise to disclose, the book and the fair value of that property as of October
2004.

11. As a related matter, we note that you have agreed to transfer one of your terminal yards in Detroit to CenTra and that CenTra has assigned to UTSI its right to acquire a terminal yard in Dearborn while acquiring an option to purchase that same yard in the future.
Refer to page F-33. In view of the nature and number of these recent arrangements, please supplementally explain their business purpose.

12. The information included under "Exchange of Properties" does not
appear consistent throughout the footnote. For example, we note references to a book value of $718,000, a net book value of $729,000 and a net book value of $131,000. Please revise the footnote to further clarify the nature of this transaction and your proposed accounting. Revise footnote (c) on page 35 for clarity as well. In addition, please provide us with the journal entries, in debit and credit format, you propose to record to account for this transaction.
Illustrate how you derived the numbers used in these entries and cite your basis in GAAP for your valuations and accounting. We may have further comments upon review of your revisions and your response.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amy Geddes at (202) 942-2885 or Margery Reich at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 824-5537 or me at (202) 942-2936 with any other questions.


      Regards,


Sara W. Dunton
      Branch Chief


cc:	William B. Brentani, Esq.
      Simpson Thacher & Bartlett LLP
	via facsimile:  650-251-5002
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Robert E. Sigler
Universal Truckload Services, Inc.
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